The Stallion Group	July 4, 2007
#604 – 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

Dear Sirs:

Re:	Registration of 22,831,496 shares of common stock with a $0.001 par value of
The Stallion Group (the “Shares”)

We have acted as counsel to The Stallion Group, a Nevada corporation, (the “Company”) for the purposes of rendering this opinion in connection with the issuance of the following: (i) 14,071,748 Shares previously issued and currently outstanding (the “Issued Shares”); and (ii) 8,759,748 Shares that may be issued upon the exercise of share purchase warrants (the “Warrant Shares”).

We have reviewed copies of (i) the Articles of Incorporation of the Company as amended, (ii) the bylaws of the Company, (iii) the records of proceedings of the Company’s board of directors and management, including resolutions and minutes of meetings of the board of directors, and (iv) agreements and securities as provided to us by the Company, all as relating to the above mentioned securities. We have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the accuracy and truthfulness of all representations and statements in the documents, and the conformity to authentic original documents of all documents submitted to us as certified or conformed copies or as photostatic copies, facsimile transmissions or electronic correspondence. We have not undertaken any independent investigations to verify the accuracy or completeness of these assumptions.

We have lawyers admitted to practice in the State of New York and in the Province of British Columbia. We are familiar with the corporate laws of the State of Nevada applicable to this opinion and as presently in effect (“Nevada Law”), and we have made such inquiries with respect thereto as we consider necessary to render this opinion with respect to a Nevada corporation. Our opinion is limited, to the extent set forth above, to Nevada Law.

This opinion letter is rendered as of the date first written above and we disclaim any obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinion expressed herein.

Based upon and relying upon the foregoing, we are of the opinion that as at the date of this letter:

1.	The Issued Shares are legally issued, fully paid and non-assessable.
2.	The Warrant Shares will upon issuance in accordance with the terms of the instruments governing the right to acquire such securities, be legally issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Registration Statement on form SB-2 being filed with the Commission in connection with the offer and sale of the Shares. We also consent to the reference to our firm under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Yours truly,
MORTON & COMPANY
/s/ Morton & Company

Suite 1200 – 750 West Pender Street, Vancouver, B.C. V6C 2T8 - Website: www.mortonandco.com
Telephone: 604.681.1194 - Facsimile: 604.681.9652 * A Partnership of Law Corporations